THIS DOCUMENT WAS ORIGINALY SUBMITTED TO THE SEC ON MAY 12, 2004


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Commission File Number

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F X Form 40-F
                                                 ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

The following is included in this Report on Form 6-K:

1. A Material Change Report dated May 10, 2004.

2. Press Release, dated May 11, 2004.







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                            MATERIAL CHANGE REPORT

                    SECTION 7.1 OF NATIONAL INSTRUMENT 51-102
                        CONTINUOUS DISCLOSURE OBLIGATIONS


ITEM 1:    NAME AND ADDRESS OF COMPANY

           Hemosol Corp. ("Hemosol")
           2585 Meadowpine Blvd.
           Mississauga, Ontario  L5N 8H9


ITEM 2:    DATE OF MATERIAL CHANGE

           April 30, 2004

ITEM 3:    NEWS RELEASE

           A press release was issued on May 3, 2004 by Hemosol in Toronto, Ontario over Canada NewsWire, a copy of which is attached hereto as Schedule A.


ITEM 4:    SUMMARY OF MATERIAL CHANGE

           On May 3, 2004, Hemosol announced that the reorganization pursuant to a previously announced plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the "Plan of Arrangement") involving Hemosol Inc. ("Old Hemosol"), its securityholders and MDS Inc. ("MDS") had been completed effective April 30, 2004 (the "Effective Date"). Under the Plan of Arrangement, Hemosol's business received a cash infusion of $16 million for a significant portion of its unused tax losses and other tax assets.


ITEM 5:    FULL DESCRIPTION OF MATERIAL CHANGE

           On May 3, 2004, Hemosol announced that the reorganization under the Plan of Arrangement had been completed effective April 30, 2004. Under the Plan of Arrangement, Hemosol's business received a cash infusion of $16 million for a significant portion of its unused tax losses and other tax assets. As a result of the Plan of Arrangement, as at the Effective Date:

          o shareholders of Hemosol owned one common share of Hemosol (a "Hemosol Share") and one Class A common share (a "Class A LPBP Share") of LPBP Inc. ("LPBP"), as Old Hemosol was renamed under the Plan of Arrangement, in exchange for each common share of Old Hemosol (an "Old Hemosol Share") previously held;

          o the share ownership of Hemosol mirrored Old Hemosol's share ownership immediately prior to the Effective Date; and

          o through their ownership of Class A LPBP Shares, shareholders of Hemosol, other than MDS, held 0.44% of the equity and 52.5% of the voting securities of LPBP.



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           Under the Plan of Arrangement, the business of Old Hemosol was transferred to Hemosol LP, a new limited partnership, which also assumed all of the liabilities of Old Hemosol. 93% of Hemosol LP is owned by Hemosol as general partner and 7% of Hemosol LP is owned by LPBP as limited partner.

           Hemosol will continue to use the trading symbol "HML" on the Toronto Stock Exchange (the "TSX") and the trading symbol "HMSL" on the Nasdaq National Market ("NASDAQ"). The stock symbol on NASDAQ will be temporarily changed from "HMSL" to "HMSLV" and is expected to revert to "HMSL" on or about May 14, 2004. The Class A LPBP Shares will not trade on the TSX or any other exchange or market.

           The Old Hemosol Shares were delisted from the TSX at the close of business on May 4, 2004 and the Hemosol Shares were listed on the TSX on May 5, 2004. Shareholders of record on May 7, 2004 will be eligible to receive share certificates representing the Hemosol Shares and the Class A LPBP Shares. The mailing of such share certificates is expected to begin on May 10, 2004. On and after the close of business on May 7, 2004, certificates representing the Old Hemosol Shares will cease to have value and will not represent any claim or interest in LPBP or Hemosol.


ITEM 6:    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

           Not applicable

ITEM 7:    OMITTED INFORMATION

           Not applicable

ITEM 8:    EXECUTIVE OFFICER

           For further information, please contact Lee Hartwell, President, Chief Executive Officer, Chief Financial Officer and Secretary of Hemosol at
(905) 286-6204.


           DATED at Mississauga, Ontario this 10th day of May, 2004.

                                     HEMOSOL CORP.

                                     by   /s/ Lee Hartwell
                                         ---------------------------------------
                                         Lee Hartwell
                                         President, Chief Executive Officer,
                                         Chief Financial Officer and Secretary


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
                                  SCHEDULE A

For immediate release

           HEMOSOL ANNOUNCES CLOSING OF REORGANIZATION AND CASH INFUSION

TORONTO, Ontario (May 3, 2004) - Hemosol Corp. (TSX: HML) today announced that the reorganization transaction involving Hemosol, its securityholders and MDS Inc. has been completed effective May 1, 2004. Under the arrangement, Hemosol has received a cash infusion of $16 million for a significant portion of its unused tax losses and other tax assets.

"We now have sufficient cash resources to proceed with a number of initiatives including implementing the novel Cascade plasma purification technology developed by ProMetic Life Sciences and the American Red Cross; further developing product candidates in our research pipeline, including HEMOLINK; and providing bio-manufacturing services to other biotech companies," said Lee Hartwell, Chief Executive Officer of Hemosol.

Shareholders of record at the close of business on May 7, 2004 will receive certificates representing common shares of Hemosol Corp. and Class A shares of LPBP Inc. in exchange for Hemosol Inc. shares.

Hemosol Corp. will trade on the Toronto Stock Exchange under the symbol HML and on the Nasdaq National Market under the symbol HMSL.

ABOUT HEMOSOL

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities.

Hemosol common shares are listed on The Nasdaq National Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol.

Contact:
Jason Hogan
Investor & Media Relations
416 361 1331
800 789 3419


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
MEDIA RELEASE

                      Hemosol to present at BioFinance 2004


TORONTO, Ontario (May 11, 2004) - Hemosol Corp. (TSX: HML; NASDAQ:HMSL) today announced that Lee Hartwell, President and Chief Executive Officer, will be presenting at BioFinance 2004, a Life Sciences conference taking place May 11-13, 2004 in Toronto, Ontario. Mr. Hartwell's presentation is scheduled for 4:30 p.m. on May 12th at the Toronto Mariott Eaton Center Hotel, 525 Bay Street, Trinity room II.

About BioFinance

Biofinance 2004 is the Canadian forum for some of the most innovative minds in the life sciences industry today. Senior management from more than 100 Canadian, U.S. and European Life Science companies will outline their development plans for new medicines and technologies in fields as diverse as cancer, cardiology, neuroscience, immunology, genomics, and diagnostics. Program presentations range from publicly traded and major private companies to early-stage seed opportunities. For more information visit the BioFinance website at www.biofinance.ca.

About Hemosol

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities. For more information visit Hemosol's website at www.hemosol.com.

Hemosol common shares are listed on The Nasdaq National Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML". HEMOLINK is a registered trademark of Hemosol.


Contact:
Jason Hogan
Investor & Media Relations
416 361 1331
800 789 3419
416 815 0080 fax
ir@hemosol.com
www.hemosol.com


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
                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            HEMOSOL CORP.


                                            By: /s/ Dirk Alkema
                                               ---------------------------------
                                               Name:  Dirk Alkema
                                               Title: Vice President, Operations

Date:  May 12, 2004





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